UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 30, 2016

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Information Contained in this Report on Form 6-K

Attached hereto is a copy of the Notice of 2016 Annual Meeting of Stockholders and the Proxy Statement of Navios Maritime Holdings Inc. dated November 29, 2016 with respect to such meeting to be held on December 15, 2016.

November 29, 2016

Dear Stockholder,

We cordially invite you to attend our 2016 annual meeting of stockholders to be held at 9:30 a.m., Monaco time, on Thursday, December 15, 2016, at our offices at Le Montaigne Bloc B, Office 11B2, 7 Avenue de Grande Bretagne, Monaco. The attached notice of annual meeting and proxy statement describe the business we will conduct at said meeting and provide information about Navios Maritime Holdings Inc. (the “Company”) that you should consider when you vote.

When you have finished reading the proxy statement, please promptly vote your interests by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your interests will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Angeliki Frangou
Chairman and Chief Executive Officer

NAVIOS MARITIME HOLDINGS INC.

NOTICE OF 2016 ANNUAL MEETING OF STOCKHOLDERS

November 29, 2016

TIME: 9:30 a.m., Monaco time

DATE: December 15, 2016

PLACE: Offices of Navios Maritime Holdings Inc., Le Montaigne Bloc B, Office 11B2, 7 Avenue de Grande Bretagne, Monaco

PURPOSES:

1.	To elect two Class B directors, whose terms, upon election, will expire in 2019.

2.	To approve an amendment to the Company’s Amended and Restated Articles of Incorporation (the “Charter”) to create a new class of directors to our Board of Directors (“Class D”), and to allow holders of the Company’s 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred Stock”) and the Company’s 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H Preferred Stock”) the right to elect the Class D director to our Board of Directors under certain circumstances.

3.	To ratify the appointment of PricewaterhouseCoopers S.A. (“PricewaterhouseCoopers”) as the Company’s independent public accountants for the fiscal year ending December 31, 2016.

4.	To consider any other business that is properly presented at the meeting.

WHO MAY VOTE:

You may vote if you were the record owner of Navios Maritime Holdings Inc. stock at the close of business on November 24, 2016. A list of stockholders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Executive Vice President, Legal at the above address.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou
Executive Vice President, Legal

NAVIOS MARITIME HOLDINGS INC.

LE MONTAIGNE BLOC B, OFFICE 11B2

7 AVENUE DE GRANDE BRETAGNE

MONTE CARLO, MC 98000 MONACO

(011) + (377) 9798-2140

PROXY STATEMENT FOR

NAVIOS MARITIME HOLDINGS INC.

2016 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON December 15, 2016

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because Navios Maritime Holdings Inc.’s Board of Directors (the “Board of Directors”) is soliciting your proxy to vote at the 2016 annual meeting of stockholders and any adjournments of the meeting to be held at 9:30 a.m., Monaco time, on Thursday, December 15, 2016, at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco. This proxy statement along with the accompanying Notice of Annual Meeting of Stockholders summarizes the purposes of the meeting and the information you need to know to vote at the annual meeting.

On November 29, 2016, we began sending this proxy statement, the attached notice of annual meeting, and the enclosed proxy card to all stockholders entitled to vote at the meeting. You can find a copy of our 2016 Annual Report on Form 20-F on our website at www.navios.com or the Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov.

Who Can Vote?

Only stockholders who owned Navios Maritime Holdings Inc. common stock at the close of business on November 24, 2016 are entitled to vote at the annual meeting. On this record date, there were 117,127,796 shares of Navios Maritime Holdings Inc. common stock outstanding and entitled to vote. Navios Maritime Holdings Inc. common stock is our only class of voting stock. The shares of common stock are listed on the New York Stock Exchange under the symbol “NM.”

You do not need to attend the annual meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A stockholder may revoke a proxy before the proxy is voted by delivering to our Executive Vice President, Legal a signed statement of revocation or a duly executed proxy card bearing a later date. Any stockholder who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each share of Navios Maritime Holdings Inc. common stock that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual meeting. If your shares are registered directly in your name through our stock transfer agent, Continental Stock Transfer & Trust Company, or you have stock certificates, you may vote:

•	By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.

•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.

•	In person at the meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your bank, broker or other nominee.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The Board of Directors recommends that you vote as follows:

•	“FOR” the election of the nominees for the Class B directors;

•	“FOR” the amendment to the Charter; and

•	“FOR” ratification of the selection of independent auditors for our fiscal year ending December 31, 2016.

If any other matter is presented, the proxy card provides that your shares of common stock will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying Navios Maritime Holdings Inc.’s Executive Vice President, Legal in writing before the annual meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Elect Directors	The nominees for Class B director who receive the most votes (also known as a “plurality” of the votes) will be elected. Abstentions are not counted for purposes of electing directors. You may vote either FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of Class B directors. Brokerage firms do not have authority to vote customers’ non-voted shares held by the firms in street name for the election of directors. As a result, any shares not voted by a beneficial owner will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

Proposal 2: Approve the Amendment to the Charter	The affirmative vote of the holders of two-thirds of the Company’s issued and outstanding common stock entitled to vote is required to approve the amendment to the Charter. Abstentions and broker non-votes will be treated as votes against this proposal. Under the Certificates of Designation for our Series G and Series H Preferred Stock (the “Certificate of Designations”), if either one quarterly Series G or Series H Dividend are in arrears, then the Company is required to use commercially reasonable efforts to obtain an amendment to the Charter to effectuate any and all such changes as may be necessary to permit the Series G and/or Series H Holders the ability to exercise certain voting rights pursuant to the Certificate of Designations. As of the date of this Proxy Statement, three quarterly Series G and Series H Dividends are in arrears.

Proposal 3: Ratify Selection of Auditors	The affirmative vote of a majority of the votes present or represented by proxy and entitled to vote at the annual meeting is required to ratify the selection of independent auditors. Abstentions will be treated as votes against this proposal. Brokerage firms have authority to vote customers’ non-voted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. We are not required to obtain the approval of our stockholders to select our independent accountants. However, if our stockholders do not ratify the selection of PricewaterhouseCoopers as our independent accountants for 2016, our Audit Committee of our Board of Directors will reconsider its selection.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of no less than one-third (1/3) of the outstanding shares of our common stock is necessary to constitute a quorum at the meeting. Votes of stockholders of record who are present at the meeting in person or by proxy, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

ELECTION OF DIRECTORS

(Notice Item 1)

Our Board of Directors currently consists of seven directors, who are divided into three classes. As provided in our Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of such director’s death, resignation, removal or earlier termination of such director’s term of office. The terms of our two Class B directors expire at the annual meeting. Accordingly, the Board of Directors has nominated Shunji Sasada and Spyridon Magoulas, each of whom is a Class B director, for election as directors whose terms would expire at our 2019 Annual Meeting of Stockholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if we become aware before the election that any of the nominees is unable to serve as a director, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees for Election as Class B Directors to the Board of Directors

Information concerning the nominees for the Class B directors is set forth below:

Name	Age	Position
Shunji Sasada	58	Class B Director
Spyridon Magoulas	62	Class B Director

Shunji Sasada became a director of Navios Maritime Holdings Inc. and President of Navios Corporation in January 2015. Mr. Sasada has also served as a director in Navios Maritime Partners L.P. since August 2007 and as a director in Navios Maritime Midstream Partners L.P. since October 2014. Previously, as Chief Operating Officer of Navios Corporation and Senior Vice President of Fleet Development, he headed Navios Maritime Holdings Inc.’s program for the growth and development of the Company’s long-term chartered-in and owned tonnage. Mr. Sasada started his shipping career in 1981 in Japan with MOSK’s O.S.K. Lines, Ltd. (“MOSK”). Mr. Sasada’s first position with MOSK was in steel products in the Tokyo branch as a salesman for exporting steel products to worldwide destinations. Two years later, Mr. Sasada moved to the tramp section in MOSK’s bulk carrier division and was in charge of operations and then of chartering 20-40 Handysize vessels between 21,000 dwt and 35,000 dwt. In 1991, Mr. Sasada moved to Norway to join Trinity Bulk Carriers as its chartering manager as well as subsidiary board member, representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Maritime Holdings Inc. in May 1997. Mr. Sasada is the member of the North American Committee of Class NK (Nippon Kaiji Kyokai) since inception. He is a graduate of Keio University, Tokyo, with a B.A. degree in Business and he is a member of the Board of Trustees of Keio Academy of New York.

Spyridon Magoulas has been a member of Navios Maritime Holdings Inc.’s Board of Directors since its inception, and prior to that was a member of the board of directors of ISE. Mr. Magoulas is the co-founder and director of Doric Shipbrokers S.A., a chartering firm based in Athens, Greece since its formation in 1994. From 1982 to 1993, Mr. Magoulas was chartering director and shipbroker for Nicholas G. Moundreas Shipping S.A., a company located in Piraeus, Greece, and from 1980 to 1982, Mr. Magoulas served at Orion and Global Chartering Inc. in New York. Mr. Magoulas received a bachelor’s degree in Economics (honors) from the City University of New York, New York, a master’s degree in Transportation Management from the Maritime College in New York and a master degree in Political Economy from the New School for Social Research in New York. In addition to his role on the Board of Directors, Mr. Magoulas also serves as a member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Mr. Magoulas is an independent director.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF SHUNJI SASADA AND SPYRIDON MAGOULAS AS CLASS B DIRECTORS, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR THEREOF UNLESS A STOCKHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

AMENDMENT OF OUR CHARTER TO ALLOW HOLDERS OF THE COMPANY’S SERIES G AND SERIES H PREFERRED STOCK THE RIGHT TO ELECT ONE MEMBER OF THE BOARD OF DIRECTORS.

(Notice Item 2)

Under the Certificate of Designations, if either one quarterly Series G or Series H Dividend are in arrears, then the Company is required to use commercially reasonable efforts to obtain an amendment to the Charter to effectuate any and all such changes as may be necessary to permit the Series G and/or Series H Holders the ability to exercise certain voting rights pursuant to the Certificate of Designations. If and when six or more quarterly Series G and/or Series H Dividends are in arrears, whether or not consecutive, then if the Charter has been amended, the Series G and/or Series H Holders shall have the right at a meeting of the Company, called for such purpose within 30 days after receipt by the Corporation of a request by Series G and/or Series H Holders holding a majority of the outstanding Series G and/or Series H Preferred Stock, to elect one member of the Board of Directors. If the Charter has not been amended as described in the preceding sentence, then, until such amendment is fully approved and effective the Series G and Series H Holders would not be able to elect a director onto our staggered Board, and the Series G and/or Series H Dividend Rates shall increase by 25 basis points.

As of the date of this Proxy Statement, three quarterly Series G and Series H Dividends are in arrears.

The Board of Directors, based on advice of Marshall Islands counsel, has determined that it is required to seek an amendment to our Charter to create a new class of directors (Class D) of our Board of Directors and to allow the Series G and/or Series H Holders to elect one Class D director after six of more quarterly Series G and/or Series H Dividends are in arrears. The amendment will also provide that such right of such Series G and/or Series H Holders to elect a Class D director shall continue until such time as all dividends accumulated and in arrears on the Series G and/or Series H Preferred Stock have been paid in full or sufficient funds for such payment have been declared and set apart for such purpose, at which time such right shall terminate, subject to the revesting of such right in the event of each and every subsequent failure to pay six quarterly Series G and/or Series H Dividends as described above. Upon any termination of the right of the Series G and/or Series H Holders to vote for such Class D director, the term of office of such Class D director then in office elected by such Series G and/or Series H Holders shall terminate immediately. Any Class D director elected by the Series G and/or Series H Holders shall be entitled to one vote on any matter before the Board of Directors.

The affirmative vote of two-thirds of the issued and outstanding stock of the Company entitled to vote at the meeting is required to approve the amendment to our Charter.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO APPROVE THE AMENDMENT TO OUR CHARTER, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR OF THE AMENDMENT UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

INDEPENDENT PUBLIC ACCOUNTANTS

(Notice Item 3)

The Board of Directors is submitting for ratification of the appointment of PricewaterhouseCoopers as our independent public accountants for the fiscal year ending December 31, 2016. The Board proposes that the stockholders ratify this appointment. PricewaterhouseCoopers audited our financial statements for the fiscal year ended December 31, 2015.

PricewaterhouseCoopers has advised us that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with us during the past three years other than in its capacity as our independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee of our Board of Directors.

We are not required to obtain the approval of our stockholders to select our independent accountants. However, in the event that the stockholders do not ratify the appointment of PricewaterhouseCoopers as our independent public accountants, the Audit Committee of the Board of Directors will reconsider its appointment.

The affirmative vote of a majority of the shares present or represented and entitled to vote at the annual meeting is required to ratify the appointment of the independent public accountants.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS OUR INDEPENDENT PUBLIC ACCOUNTANTS, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by us. Solicitation on behalf of the Board of Directors will be made primarily by mail, but stockholders may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the annual meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

The Board of Directors knows of no other business which will be presented to the annual meeting. If any other business is properly brought before the annual meeting, proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou
Executive Vice President, Legal

November 29, 2016

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

NAVIOS MARITIME HOLDINGS INC.	2016 Proxy For Annual Meeting of Stockholders

December 15, 2016 9:30 A.M. Monaco Time

This Proxy is Solicited On Behalf Of The Board Of Directors

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

▲ FOLD HERE ● DO NOT SEPARATE ● INSERT IN ENVELOPE PROVIDED ▲
PROXY	Please mark your votes like this	☒

The Board of Directors recommends a vote FOR the election of the nominees in Proposal 1, FOR the amendment to the Charter in Proposal 2 and FOR the ratification of PricewaterhouseCoopers in Proposal 3.

1. Election of Class B Directors (or if any nominee is not available for election, such substitute as the Board of Directors may designate):
Proposal to elect Shunji Sasada and Spyridon Magoulas as Class B Directors of the Company, whose terms, upon election, will expire in 2019.

	FOR	WITHHOLD VOTE
01. Shunji Sasada	☐	☐

	FOR	WITHHOLD VOTE
02. Spyridon Magoulas	☐	☐

			FOR	AGAINST	ABSTAIN
2. Amendment to the Charter: Proposal to amend the Amended and Restated Articles of Incorporation.			☐	☐	☐

	FOR	AGAINST	ABSTAIN
3. Ratification of PricewaterhouseCoopers: Proposal to ratify the appointment of PricewaterhouseCoopers as the Company’s independent public accountants for the fiscal year ending December 31, 2016.	☐	☐	☐
IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OF THE MEETING.

COMPANY ID: PROXY NUMBER: ACCOUNT NUMBER:

Signature                                                                               Signature                                                                                   Date                            , 2016.

Note: If you wish to vote in accordance with the Board of Directors’ recommendations, just sign this Proxy. You need not mark any boxes. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD HERE ● DO NOT SEPARATE ● INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

NAVIOS MARITIME HOLDINGS INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS DECEMBER 15, 2016

NAVIOS MARITIME HOLDINGS INC.’S BOARD OF DIRECTORS SOLICITS THIS PROXY

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement dated November 29, 2016 in connection with the Annual Meeting of Stockholders to be held at 9:30 a.m., Monaco time, on Thursday, December 15, 2016 at the offices of Navios Maritime Holdings Inc. at Le Montaigne Bloc B, Office 11B2, 7 Avenue de Grande Bretagne, Monaco and hereby appoints Angeliki Frangou and Vasiliki Papaefthymiou, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the Common Stock of Navios Maritime Holdings Inc. registered in the name provided in this Proxy which the undersigned is entitled to vote at the 2016 Annual Meeting of Stockholders, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy.

This Proxy, when executed, will be voted in the manner directed herein. If no direction is made, this Proxy will be voted FOR the election of Directors in Proposal 1, FOR Proposal 2 and FOR Proposal 3.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting.

If you wish to vote in accordance with the Board of Directors’ recommendations, just sign on the reverse side. You need not mark any boxes.

(Continued and to be marked, dated and signed, on the other side)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: November 30, 2016